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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM T-3/A
                                (AMENDMENT NO. 2)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            SOUTHWEST ROYALTIES, INC.
                               (Name of Applicant)

                              407 North Big Spring
                              Midland, Texas 79701
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

               TITLE OF CLASS                            AMOUNT
Senior Secured Notes due 2004                  Up to $60,000,000 aggregate
                                              principal amount at maturity

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

NAME AND ADDRESS OF AGENT FOR SERVICE:      WITH COPIES SENT TO:

     Bill E. Coggin                         J. Porter Durham, Jr., Esq.
     Southwest Royalties, Inc.              Baker, Donelson, Bearman & Caldwell
     407 North Big Spring                   1800 Republic Centre
     Midland, Texas  79701                  633 Chestnut Street
                                            Chattanooga, Tennessee  37450-1800

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Amendment or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

EXPLANATORY NOTE
----------------

The Supplement to the Offer to Exchange and Consent Solicitation Statement is hereby filed as an exhibit T3(1)(b) to this Amendment. Due to an inadvertent error, the Supplement previously filed as exhibit T3E(1)(a) to Amendment No. 1 to the Form T-3 did not contain a paragraph relating to the inapplicability of the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act in connection with the Company's Offer and Consent Solicitation. The Supplement, as sent to the holders of the Original Notes, contained this particular paragraph. This Amendment is solely to file as an exhibit to the Supplement in the form previously sent to holders of Original Notes.

                CONTENTS OF AMENDED APPLICATION FOR QUALIFICATION

     This Amended Application for Qualification comprises:

     (a)   Pages numbered 1 to 2 consecutively

     (b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust, as trustee under the indenture to be qualified, as previously filed with the SEC on March 5, 2002 as an exhibit to the Form T-3.

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         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

Exhibit T3A -   Amended and Restated Certificate of Incorporation of the
                Company*

Exhibit T3B -   Amended and Restated By-Laws of the Company*

Exhibit T3C -   Form of the Indenture between the Company and Wilmington Trust
                Company*

Exhibit T3D -   Not applicable.

Exhibit T3E (1) Offer to Exchange and Consent Solicitation Statement, dated as of March 4, 2002.*

         (1)(a) Supplement to the Offer to Exchange and Consent Solicitation Statement, dated March 22, 2002.**

         (1)(b) Supplement to the Offer to Exchange and Consent Solicitation Statement, dated March 22, 2002.

         (2) Consent and Letter of Transmittal, accompanying the Offer to Exchange and Consent Solicitation Statement*

         (3)    Form of Note Exchange Agreement*

         (4)    Form of Stockholders Agreement*

         (5)    Form of New Note*

         (6)    Letters to Holders of Original Notes in Physical Form*

         (7)    Letter to DTC Participants*

         (8)    Letter to Beneficial Owners*

         (9)    Form of Collateral Trust Agreement**

Exhibit T3F -   Cross-reference sheet (included as part of Exhibit T3C)

              *Incorporated by reference to Form T-3 filed by the Company with the Commission on March 5, 2002.
              **Incorporated by reference to Form T-3/Amendment No. 1 filed by the Company with the Commission on March 22, 2002.

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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Southwest Royalties, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this Amended Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Midland, and State of Texas on the 27th day of March, 2002.

                                      SOUTHWEST ROYALTIES, INC.



                                      By: /s/ H. H. Wommack, III
                                         --------------------------------------
                                           Name:  H. H. Wommack, III
                                           Title: President and Chief Executive
                                                  Officer

Attest:


/s/ Bill E. Coggin
--------------------------------------------------
Name:   Bill E. Coggin
Title:  Vice President and Chief Financial Officer

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